Registrant: TIAA-CREF Life Insurance Company

8500 Andrew Carnegie Blvd.

(MS SSC-C2-08)

Charlotte, NC 28262

April 27, 2016

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Deborah Skeens – Office of Insurance Products

Re:	TIAA-CREF Life Insurance Company (“Registrant”)
Pre-Effective Amendment No. 1 to the Registration on Form S-1
Registration File No. 333-210342
Investment Horizon Annuity Contract

Dear Commissioners and Ms. Skeens:

Today, Registrant is submitting Pre-Effective Amendment No. 1 to Registrant’s Form S-1 Registration File No. 333-210342 filed on March 23, 2016 for the Investment Horizon Annuity contract. This Pre-Effective Amendment contains the requisite 2015 audited financial statements and certain other updated information, and now completes the new initial Registration.

LIMITED SCOPE OF CHANGES TO THE PROSPECTUS

Form S-1 annuity contracts must be reregistered every three years, and the Investment Horizon Annuity contract was previously registered as Registration File No. 333-187638. Changes in Registration File No. 333-210342 from Registration File No. 333-187638 are limited to current financial statements, consents, exhibits, minimal annual update changes and a few minor non-material corrections. All other provisions to the contract prospectus in Registration File No. 333-210342 remain unchanged from the prospectus currently in use as Registration File No. 333-187638. Courtesy copies of today’s Pre-Effective Amendment marked to show changes from Registration File No. 333-187638 and from the Form S-1 filed on March 23, 2016 are being provided to Ms. Skeens by e-mail.

If the Pre-Effective Amendment was eligible to be filed pursuant to Rule 485 under the Securities Act of 1933, the Registrant would have made the filing pursuant to Rule 485(b) because it does not include any material changes from previous filings. Internal counsel has reviewed the Registration, and it does not include any disclosures that would render it ineligible to become effective under Rule 485(b) (assuming that the Registration would be eligible for Rule 485 generally).

For these reasons, pursuant to Rule 461 under the Securities Act of 1933, Registrant and TIAA-CREF Individual & Institutional Services, LLC, its principal underwriter, hereby respectfully REQUEST ACCELERATION OF THE EFFECTIVE DATE OF THIS REGISTRATION TO MAY 1, 2016.

TANDY REPRESENTATIONS

The Registrant hereby acknowledges:

¡	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
¡	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and
¡	The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any question concerning this filing, please contact our Associate General Counsel, Nathaniel Kunkle, by telephone at (704) 988-0371 or by e-mail at nathaniel.kunkle@tiaa.org.

Respectfully Submitted,

/s/ Kenneth W. Reitz

Kenneth W. Reitz

General Counsel

TIAA-CREF Life Insurance Company (Registrant)

/s/ Peter Kennedy

Peter Kennedy

Vice President and Chief Operating Officer

TIAA-CREF Individual & Institutional Services, LLC (Principal Underwriter)